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                          September 26, 2023

       Andrew Simpson
       Chief Executive Officer
       Heart Test Laboratories, Inc.
       550 Reserve Street, Suite 360
       Southlake, TX 76092

                                                        Re: Heart Test
Laboratories, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 18,
2023
                                                            File No. 333-274554

       Dear Andrew Simpson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Sasha Ablovatskiy